                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of December 2006

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



Dedember 8, 2006


--------------------------------------------------------------------------------

RICOH COMPANY, LTD.

Interim Consolidated Financial Statements
For the six months ended September 30, 2006

This is an English translation of the Interim Securities Report (Hanki Hokokusho) for the six months ended September 30, 2006 pursuant to the Securities and Exchange Law of Japan.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED BALANCE SHEETS

September 30, 2005, 2006 and March 31, 2006

                                                                                                Millions of Yen
                                                                                     -------------------------------------
                                                                                     September 30, September 30, March 31,
ASSETS                                                                                   2005          2006        2006
--------------------------------------------------------------------------------------------------------------------------
Current Assets:
   Cash and cash equivalents                                                             148,010       203,876     187,055
   Time deposits                                                                             572         1,512       1,470
   Marketable securities                                                                     145           171         162
   Trade receivables-
       Notes                                                                              71,440        76,029      75,678
       Accounts                                                                          386,758       390,985     391,972
       Less- Allowance for doubtful receivables                                          (16,887)      (17,036)    (16,031)
   Current maturities of long-term finance receivables, net                              173,501       192,741     178,882
   Inventories-
       Finished goods                                                                    107,831       112,440     104,218
       Work in process and raw materials                                                  59,937        72,301      65,027
   Deferred income taxes and other                                                        55,439        59,706      55,110
--------------------------------------------------------------------------------------------------------------------------
          Total current assets                                                           986,746     1,092,725   1,043,543
--------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, at cost:
   Land                                                                                   47,371        46,744      46,721
   Buildings                                                                             210,133       221,988     217,302
   Machinery and equipment                                                               627,491       612,801     622,038
   Construction in progress                                                               13,642        10,889      11,541
--------------------------------------------------------------------------------------------------------------------------
                                                                                         898,637       892,422     897,602
   Less- Accumulated depreciation                                                      (641,780)     (622,167)   (629,359)
--------------------------------------------------------------------------------------------------------------------------
                                                                                         256,857       270,255     268,243
--------------------------------------------------------------------------------------------------------------------------
Investments and Other Assets:
   Long-term finance receivables, net                                                    405,788       424,184     415,435
   Investment securities                                                                  32,315        32,107      36,419
   Investments in and advances to affiliates                                              49,537        54,623      52,028
   Goodwill                                                                               49,970        51,888      51,934
   Other intangible assets                                                                81,766        75,536      79,175
   Lease deposits and other                                                               85,608        96,445      94,406
--------------------------------------------------------------------------------------------------------------------------
                                                                                         704,984       734,783     729,397
--------------------------------------------------------------------------------------------------------------------------
                                                                                       1,948,587     2,097,763   2,041,183
==========================================================================================================================

                                                                                                Millions of Yen
                                                                                     -------------------------------------
                                                                                     September 30, September 30, March 31,
LIABILITIES AND SHAREHOLDERS' INVESTMENT                                                 2005          2006        2006
--------------------------------------------------------------------------------------------------------------------------
Current Liabilities:
   Short-term borrowings                                                                  61,769        89,404      82,520
   Current maturities of long-term indebtedness                                           85,541       121,607     103,131
   Trade payables-
       Notes                                                                              31,438        25,311      25,591
       Accounts                                                                          293,067       294,705     313,561
   Accrued income taxes                                                                   30,852        36,692      40,936
   Accrued expenses and other                                                            124,256       134,111     118,289
--------------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                      626,923       701,830     684,028
--------------------------------------------------------------------------------------------------------------------------
Long-term Liabilities:
   Long-term indebtedness                                                                224,444       182,713     195,626
   Accrued pension and severance costs                                                    92,458        96,637      97,020
   Deferred income taxes                                                                  47,327        52,890      51,374
--------------------------------------------------------------------------------------------------------------------------
                                                                                         364,229       332,240     344,020
--------------------------------------------------------------------------------------------------------------------------
Minority Interests                                                                        51,761        55,281      52,890
--------------------------------------------------------------------------------------------------------------------------
Commitments and Contingent Liabilities (Note 6)

Shareholders' Investment:
   Common stock;
       Authorized -1,500,000,000 shares as of September 30, 2005, September 30,
         2006 and March 31, 2006
       Issued - 744,912,078 shares as of September 30, 2005, September 30, 2006
         and March 31, 2006                                                              135,364       135,364     135,364
   Additional paid-in capital                                                            186,450       186,451     186,450
   Retained earnings                                                                     620,034       708,675     665,394
   Accumulated other comprehensive income (loss)                                         (15,521)        9,331       4,099
   Treasury stock at cost; 10,430,377 shares, 15,309,383 shares and 15,359,804 shares as of September 30, 2005, September 30, 2006 and March 31, 2006,
     respectively                                                                        (20,653)      (31,409)    (31,062)
--------------------------------------------------------------------------------------------------------------------------
          Total shareholders' investment                                                 905,674     1,008,412     960,245
--------------------------------------------------------------------------------------------------------------------------
                                                                                       1,948,587     2,097,763   2,041,183
==========================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the Half Years Ended September 30, 2005, 2006 and Year Ended March 31, 2006

                                                                                       Millions of Yen
                                                                         ------------------------------------------
                                                                         Half year ended Half year ended Year ended
                                                                           September 30,   September 30,  March 31,
                                                                               2005            2006          2006
-------------------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                   530,870         553,208     1,108,746
   Post sales and rentals                                                     336,379         378,629       693,138
   Other revenue                                                               52,620          55,085       107,354
-------------------------------------------------------------------------------------------------------------------
       Total                                                                  919,869         986,922     1,909,238
-------------------------------------------------------------------------------------------------------------------
Cost of Sales:
   Products                                                                   354,406         369,122       738,962
   Post sales and rentals                                                     139,601         166,355       293,559
   Other revenue                                                               40,136          43,529        81,717
-------------------------------------------------------------------------------------------------------------------
       Total                                                                  534,143         579,006     1,114,238
-------------------------------------------------------------------------------------------------------------------
       Gross profit                                                           385,726         407,916       795,000
Selling, General and Administrative Expenses                                  320,714         334,753       646,416
-------------------------------------------------------------------------------------------------------------------
       Operating income                                                        65,012          73,163       148,584
-------------------------------------------------------------------------------------------------------------------
Other (Income) Expenses:
   Interest and dividend income                                                 1,384           1,981         2,896
   Interest expense                                                            (2,196)         (3,238)       (5,244)
   Foreign currency exchange gain (loss), net                                   2,503            (782)        3,748
   Other, net                                                                     806           3,144         2,782
-------------------------------------------------------------------------------------------------------------------
       Total                                                                    2,497           1,105         4,182
-------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations before Income Taxes, Minority Interests
  and Equity in Earnings of Affiliates                                         67,509          74,268       152,766
Provision for Income Taxes:
   Current                                                                     25,890          28,635        60,857
   Deferred                                                                    (1,878)         (2,755)       (4,692)
-------------------------------------------------------------------------------------------------------------------
       Total                                                                   24,012          25,880        56,165
-------------------------------------------------------------------------------------------------------------------
Minority Interests                                                              2,690           2,881         4,185
Equity in Earnings of Affiliates                                                  935           1,038         2,606
-------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                              41,742          46,545        95,022
Income from discontinued operations, net of tax                                 1,125           5,500         2,035
-------------------------------------------------------------------------------------------------------------------
       Net Income                                                              42,867          52,045        97,057
===================================================================================================================

                                                                                               Yen
                                                                                -----------------------------------
Per Share of Common Stock:
       Income from continuing operations                                         56.87          63.81        129.56
       Income from discontinued operations                                        1.53           7.54          2.77
       Net income                                                                58.40          71.35        132.33
       Weighted average common shares outstanding
       (Thousand of shares)                                                    734,020        729,483       733,434
-------------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                 10.00          12.00         22.00
-------------------------------------------------------------------------------------------------------------------
Per American Depositary Share, each representing 5 shares of common stock:
       Income from continuing operations                                        284.35         319.05        647.80
       Income from discontinued operations                                        7.65          37.70         13.85
       Net income                                                               292.00         356.75        661.65
-------------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                 50.00          60.00        110.00
===================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

For the Half Years Ended September 30, 2005, 2006 and Year Ended March 31, 2006

Half year ended September 30, 2005                                                                    (Millions of Yen)
-----------------------------------------------------------------------------------------------------------------------
                                                                                    Accumulated
                                                               Additional              other                  Total
                                                       Common   paid-in   Retained comprehensive Treasury shareholders'
                                                       stock    capital   earnings income (loss)  stock    investments
-----------------------------------------------------------------------------------------------------------------------
Beginning balance                                      135,364  186,551   584,515     (21,963)   (21,469)    862,998
-----------------------------------------------------------------------------------------------------------------------
Loss on disposal of treasury stock                                 (101)                                        (101)
Dividends declared and approved                                            (7,348)                            (7,348)
Comprehensive income
   Net income                                                              42,867                             42,867
   Net unrealized holding gains on available-for-sale
     securities                                                                         1,832                  1,832
   Pension liability adjustments                                                          439                    439
   Net unrealized gains on derivative instruments                                          66                     66
   Cumulative translation adjustments                                                   4,105                  4,105
----------------------------------------------------------------------------------------------------------------------
   Total comprehensive income                                                                                 49,309
Purchase of treasury stock, net                                                                      816         816
----------------------------------------------------------------------------------------------------------------------
Ending balance                                         135,364  186,450   620,034     (15,521)   (20,653)    905,674
======================================================================================================================

Half year ended September 30, 2006                                                                    (Millions of Yen)
-----------------------------------------------------------------------------------------------------------------------
                                                                                    Accumulated
                                                               Additional              other                  Total
                                                       Common   paid-in   Retained comprehensive Treasury shareholders'
                                                       stock    capital   earnings    income      stock    investments
-----------------------------------------------------------------------------------------------------------------------
Beginning balance                                     135,364  186,450   665,394      4,099     (31,062)     960,245
-----------------------------------------------------------------------------------------------------------------------
Gain on disposal of treasury stock                                   1                                             1
Dividends declared and approved                                           (8,764)                             (8,764)
Comprehensive income
   Net income                                                             52,045                              52,045
   Net unrealized holding losses on available-for-sale
     securities                                                                      (2,485)                  (2,485)
   Pension liability adjustments                                                        830                      830
   Net unrealized losses on derivative instruments                                     (123)                    (123)
   Cumulative translation adjustments                                                 7,010                    7,010
-----------------------------------------------------------------------------------------------------------------------
   Total comprehensive income                                                                                 57,277
Purchase of treasury stock, net                                                                    (347)        (347)
-----------------------------------------------------------------------------------------------------------------------
Ending balance                                        135,364  186,451   708,675      9,331     (31,409)   1,008,412
=======================================================================================================================

Year ended March 31, 2006                                                                             (Millions of Yen)
-----------------------------------------------------------------------------------------------------------------------
                                                                                    Accumulated
                                                               Additional              other                  Total
                                                       Common   paid-in   Retained comprehensive Treasury shareholders'
                                                       stock    capital   earnings income (loss)  stock    investments
-----------------------------------------------------------------------------------------------------------------------
Beginning balance                                      135,364  186,551   584,515     (21,963)   (21,469)    862,998
-----------------------------------------------------------------------------------------------------------------------
Loss on disposal of treasury stock                                 (101)                                        (101)
Dividends declared and approved                                           (16,178)                           (16,178)
Comprehensive income
   Net income                                                              97,057                             97,057
   Net unrealized holding gains on available-for-sale
     securities                                                                         4,137                  4,137
   Pension liability adjustments                                                        7,009                  7,009
   Net unrealized gains on derivative instruments                                          40                     40
   Cumulative translation adjustments                                                  14,876                 14,876
-----------------------------------------------------------------------------------------------------------------------
   Total comprehensive income                                                                                123,119
Purchase of treasury stock, net                                                                   (9,593)     (9,593)
-----------------------------------------------------------------------------------------------------------------------
Ending balance                                         135,364  186,450   665,394       4,099    (31,062)    960,245
=======================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Half Years Ended September 30, 2005, 2006 and Year Ended March 31, 2006

                                                                                          Millions of Yen
                                                                        ----------------------------------------------------
                                                                         Half year ended    Half year ended     Year ended
                                                                        September 30, 2005 September 30, 2006 March 31, 2006
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                 42,867             52,045            97,057
   Income from discontinued operations, net of tax                            (1,125)            (5,500)           (2,035)
                                                                        ----------------------------------------------------
   Income from continuing operations                                          41,742             46,545            95,022
   Adjustments to reconcile net income to net cash provided by operating activities--
       Depreciation and amortization                                          39,627             42,851            84,089
       Equity in earnings of affiliates, net of dividends received              (110)              (209)           (1,431)
       Deferred income taxes                                                  (1,878)            (2,755)           (4,692)
       Losses on disposals and sales of property, plant and equipment          1,059                988               920
       Pension and severance costs, less payment                                (148)              (701)            3,340
       Changes in assets and liabilities, net of effects from
         acquisition--
          Decrease in trade receivables                                       15,514              7,057            13,411
          (Increase) decrease in inventories                                   1,624            (12,693)            3,726
          Increase in finance receivables                                    (17,194)           (14,045)          (30,029)
          Decrease in trade payables                                         (12,389)           (20,354)           (4,442)
          (Decrease) increase in accrued income taxes and
            accrued expenses and other                                          (556)             4,608             2,505
       Other, net                                                              4,443                332            11,060
----------------------------------------------------------------------------------------------------------------------------
              Net cash provided by operating activities                       71,734             51,624           173,479
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                          312                265             3,085
   Expenditures for property, plant and equipment                            (58,034)           (39,089)         (101,788)
   Payments for purchases of available-for-sale securities                   (60,213)           (49,036)         (138,607)
   Proceeds from sales of available-for-sale securities                       62,788             48,006           141,620
   (Increase) decrease in time deposits, net                                     718                (43)             (136)
   Proceeds from sales of discontinued operation                                   -             12,000                 -
   Other, net                                                                 (7,580)           (11,362)          (24,225)
----------------------------------------------------------------------------------------------------------------------------
              Net cash used in investing activities                          (62,009)           (39,259)         (120,051)
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                                       35,776             42,885            63,751
   Repayment of long-term indebtedness                                       (54,169)           (20,861)          (93,752)
   Increase in short-term borrowings, net                                     20,654              6,633            39,618
   Proceeds from issuance of long-term debt securities                             -                  -            10,000
   Repayment of long-term debt securities                                    (44,000)           (18,000)          (52,000)
   Dividend paid                                                              (7,348)            (8,764)          (16,178)
   Payment for purchase of treasury stock                                       (237)              (355)          (10,653)
   Other, net                                                                   (471)              (437)             (775)
----------------------------------------------------------------------------------------------------------------------------
              Net cash provided by (used in) financing activities            (49,795)             1,101           (59,989)
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS OF DISCONTINUED OPERATIONS (Revised - Note 1 (T)):
   Operating cash flows:                                                       1,663                838             3,390
   Investing cash flows:                                                          93                (13)              (14)
   Financing cash flows:                                                           -                  -                 -
   Effect of exchange rate on cash and cash equivalents from
     discontinued operation                                                        -                  -                 -
----------------------------------------------------------------------------------------------------------------------------
              Net cash provided by discontinued operation                      1,756                825             3,376
----------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                    (533)             2,530             3,383
----------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         (38,847)            16,821               198
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               186,857            187,055           186,857
----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                   148,010            203,876           187,055
----------------------------------------------------------------------------------------------------------------------------

                                                                                          Millions of Yen
                                                                        ----------------------------------------------------
                                                                         Half year ended    Half year ended     Year ended
                                                                        September 30, 2005 September 30, 2006 March 31, 2006
----------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   CASH PAID DURING THE PERIOD FOR-
       Interest                                                                2,850              3,620           5,717
       Income taxes                                                           20,958             38,105          44,854
----------------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 87 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements"(Ministry of Finance Ordinance No.24, 1999), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the half years ended September 30, 2005, 2006 and for the year ended March 31, 2006 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles.

(A) PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Ricoh. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20 to 50 percent ownership) are accounted for on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended within three months prior to September 30.

(B) REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided,
(3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales is recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five-years, however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue 00-21("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables". Pursuant to EITF 00-21, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and
(3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as Other revenue over the life of each respective lease using the interest method.

(C) FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each end of the period, and income and expenses are translated at the average rates of exchange prevailing during each period. The resulting translation adjustments are included as a part of accumulated other comprehensive income
(loss) in shareholders' investment.

All foreign currency transaction gains and losses are included in other income and expense in the period incurred.

(D) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase such as time deposits and short-term investment securities which are available-for sale at any time, present insignificant risk of changes in value due to being readily convertible into cash and have an original maturity of three months or less, such as money management funds and free financial funds.

(E) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 4, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

In accordance with Statement of Financial Accounting Standards ("SFAS") No.133 as amended, Ricoh recognized all derivative instruments as either assets or liabilities in the Consolidated Balance Sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is mark-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F) ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts of which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G) SECURITIES

Ricoh conforms with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of September 30, 2005, 2006 and March 31, 2006, all of Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: length of time and extent of decline, financial condition and near term prospects of issuer and intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and are stated at cost.

(H) INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I) PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation, which currently accounts for approximately 33% of the consolidated depreciation expense. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Effective rates of depreciation for the half years ended September 30, 2005, 2006 and for the year ended March 31, 2006 are summarized below:

                         Half year ended    Half year ended     Year ended
                        September 30, 2005 September 30, 2006 March 31, 2006
----------------------------------------------------------------------------
Buildings                       4.3%               4.4%             8.9%
Machinery and equipment        21.8               20.0             40.5
----------------------------------------------------------------------------

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J) CAPITALIZED SOFTWARE COSTS

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight line basis over their estimated useful lives in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

(K) GOODWILL AND OTHER INTANGIBLE ASSETS

Ricoh fully adopted the provision of SFAS No.141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS No.141 requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No.142 eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No.142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No.144. Any acquired intangible asset determined to have an indefinite useful life is not amortized, but instead is tested for impairment based on its fair value until its life would be determined to no longer be indefinite.

(L) PENSION AND RETIREMENT ALLOWANCES PLANS

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions." Under SFAS No.87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan's assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M) INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(N) RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O) SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income.

(P) IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or group of assets to the expected future undiscounted net cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(Q) EARNINGS PER SHARE

Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the period. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

Ricoh has no dilutive securities outstanding as of September 30, 2005, 2006 and March 31, 2006 and therefore there is no difference between basic and diluted net income per share.

(R) NON-CASH TRANSACTIONS

The following non-cash transactions have been excluded from the consolidated statements of cash flows for the half years ended September 30, 2005, 2006 and for the year ended March 31, 2006:

                                                                                Millions of Yen
                                                              ----------------------------------------------------
                                                               Half year ended    Half year ended     Year ended
                                                              September 30, 2005 September 30, 2006 March 31, 2006
------------------------------------------------------------------------------------------------------------------
Capital lease obligations incurred                                   130                 14              261
Issuance of treasury stock in exchange for subsidiary's stock        904                  -              905
------------------------------------------------------------------------------------------------------------------

(S) USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

The Company has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, realizability of deferred tax assets and pension accounting.

(T) DISCONTINUED OPERATIONS

As a result of a sale of a business, the operating results and cash flows classified as discontinued operations are separately reported for all period presented in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Reclassifications have been made to the prior year's consolidated statements of income and consolidated statements of cash flows to conform the presentation used for the half year ended September 30, 2006.

2. SECURITIES

Marketable securities and investment securities as of September 30, 2005, 2006 and March 31, 2006 consist of the following:

                                                Millions of Yen
                                     -------------------------------------
                                     September 30, September 30, March 31,
                                         2005          2006        2006
--------------------------------------------------------------------------
Marketable securities:
   Available-for-sale securities           145           171         162
==========================================================================
Investment securities:
   Available-for-sale securities        25,896        25,701      29,934
   Non-marketable equity securities      6,419         6,406       6,485
--------------------------------------------------------------------------
                                        32,315        32,107      36,419
==========================================================================

The current and noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of September 30, 2005, 2006 and March 31, 2006 are as follows:

                                                               Millions of Yen
                 -----------------------------------------------------------------------------------------------------------
                         September 30, 2005                  September 30, 2006                    March 31, 2006
                 -----------------------------------------------------------------------------------------------------------
                          Gross      Gross                    Gross      Gross                    Gross      Gross
                        unrealized unrealized               unrealized unrealized               unrealized unrealized
                         holding    holding   Fair           holding    holding   Fair           holding    holding   Fair
                  Cost    gains      losses   value   Cost    gains      losses   value   Cost    gains      losses   value
----------------------------------------------------------------------------------------------------------------------------
Current:
   Corporate
     debt
     securities     144        -        -        144    170        -        -        170    161        -        -        161
   Other              1        -        -          1      1        -        -          1      1        -        -          1
----------------------------------------------------------------------------------------------------------------------------
                    145        -        -        145    171        -        -        171    162        -        -        162
============================================================================================================================
Non-current:
   Equity
     securities   6,920   12,041       37     18,924  8,563   10,891       53     19,401  8,034   15,716       37     23,713
   Corporate
     debt
     securities   6,000       30        -      6,030  6,000        1        -      6,001  6,000       50        -      6,050
   Other            684      258        -        942    299        -        -        299    171        0        0        171
----------------------------------------------------------------------------------------------------------------------------
                 13,604   12,329       37     25,896 14,862   10,892       53     25,701 14,205   15,766       37     29,934
============================================================================================================================

Other non-current securities mainly include investment trusts consisting of investment in marketable debt and equity securities.

The contractual maturities of debt securities classified as available-for-sale as of September 30, 2006, regardless of their balance sheet classification, are as follows:

                                             Millions of Yen
                                          --------------------
                                             Cost  Fair value
--------------------------------------------------------------
Due after one year through five years       6,000      6,001

Proceeds from the sales of available-for-sale securities were Yen 62,788 million, Yen 48,006 million and Yen 141,620 million for the half years ended September 30, 2005, 2006 and for the year ended March 31, 2006, respectively.

There were no significant realized gains on sales of available-for-sale securities for the half years ended September 30, 2005 and 2006. The realized gain on the sales of available-for-sale securities for the year ended March 31, 2006 was Yen 1,053 million. There were no significant realized losses on sales of available-for-sale securities for the half years ended September 30, 2005, 2006 and for the year ended March 31, 2006.

Effective October 1, 2005, UFJ holdings, Inc. ("UFJ") and Mitsubishi Tokyo Financial Group, Inc. completed a merger, in which the UFJ shares of common stock owned by the Company were exchanged for shares of common stock of the newly merged entity, Mitsubishi UFJ Financial Group, Inc. ("MUFG"). As a result of this merger and common share exchange, the Company recognized a gain on securities of Yen 992 million between the cost of UFJ shares surrendered and the current market value of MUFG shares in "Other, net" as other (income) expenses on its consolidated statements of income for the year ended March 31, 2006.

3. PENSION BENEFIT COSTS

The Company and certain of its subsidiaries have various contributory and noncontributory employees' pension fund plans in trust covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments.

Contributions to above pension plans have been made to provide future pension payments in conformity with an actuarial calculation determined by the current basic rate of pay.

The net periodic benefit costs of the pension plans for the half years ended September 30, 2005, 2006 and for the year ended March 31, 2006 consisted of the following components:

                                                  Millions of Yen
                                ----------------------------------------------------
                                 Half year ended    Half year ended     Year ended
                                September 30, 2005 September 30, 2006 March 31, 2006
------------------------------------------------------------------------------------
Service cost                           7,295              7,558           14,691
Interest cost                          4,565              5,459           10,192
Expected return on plan assets        (3,282)            (4,321)          (7,645)
Net amortization                         664               (528)           1,833
Settlement benefit                         -                  -             (140)
------------------------------------------------------------------------------------
Total net periodic pension cost        9,242              8,168           18,931
====================================================================================

4. DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the half years ended September 30, 2005, 2006 and for the year ended March 31, 2006 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income
(loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the half years ended September 30, 2005, 2006 and for the year ended March 31, 2006 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately Yen 28 million of the balance of accumulated other comprehensive income as of September 30, 2006.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of income.

5. CREDIT LINES

The Company and certain of its subsidiaries enter into the contracts with financial institutions regarding lines of credit and overdrawing, and hold the issuing programs of commercial paper and medium-term notes. The unused lines of credit amounted to Yen 725,185 million, Yen 703,949 million and Yen 732,443 million as of September 30, 2005, March 31, 2006 and September 30, 2006, respectively, of which Yen 398,049 million, Yen 407,301 million and Yen 408,461 million related to commercial paper and medium-term notes programs at prevailing interest rates.

6. COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was contingently liable for certain guarantees including employees housing loans of Yen 1,125 million as of September 30, 2006.

As of September 30, 2006, the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

7. SECURED LOAN AND COLLATERAL

Certain subsidiaries of the company provide their land, buildings and lease receivables to banks, insurance companies and other financial institutions as collateral. Secured loan are amounted to Yen 977 million, Yen 795 million and Yen 712 million as of September 30, 2005, March 31, 2006 and September 30, 2006, respectively, which are collateralized by land, buildings and lease receivables with a book value of Yen 3,276 million, Yen 3,167 million and Yen 3,195 million as of September 30, 2005, March 31, 2006 and September 30, 2006, respectively.

8. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The carrying amounts approximate fair values because of the short maturities of these instruments.

(B) MARKETABLE SECURITIES AND INVESTMENT SECURITIES

The fair value of the marketable securities and investment securities are principally based on quoted market price.

(C) INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current rate for similar instruments of comparable maturity.

(D) LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.

(E) INTEREST RATE SWAP AGREEMENTS

The fair value of interest rate swap agreements is estimated by obtaining quotes from brokers.

(F) FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of foreign currency contracts and foreign currency options are estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of September 30, 2005, 2006 and March 31, 2006 is summarized as follows:

                                                                       Millions of Yen
                                                --------------------------------------------------------------
                                                 September 30, 2005   September 30, 2006     March 31, 2006
                                                --------------------------------------------------------------
                                                Carrying  Estimated  Carrying  Estimated  Carrying  Estimated
                                                 Amount   Fair Value  Amount   Fair Value  Amount   Fair Value
--------------------------------------------------------------------------------------------------------------
Marketable securities and Investment securities   32,460     32,460    32,278     32,278    36,581     36,581
Installment loans                                 52,103     52,202    51,451     51,539    52,295     52,404
Long-term indebtedness                          (224,444)  (224,312) (182,713)  (182,602) (195,626)  (195,731)
Interest rate swap agreements, net                 1,283      1,283     1,023      1,023     1,175      1,175
Foreign currency contracts, net                     (917)      (917)     (616)      (616)   (1,147)    (1,147)
Foreign currency options, net                         59         59      (777)      (777)     (270)      (270)
==============================================================================================================

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

9. SEGMENT INFORMATION

The operating segments presented below are the segments of Ricoh for which separate financial information is available and for which a measure of profit or loss is evaluated regularly by Ricoh's management in deciding how to allocate resources and in assessing performance. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as discussed in Note 1.

Ricoh's operating segments are comprised of Office Solutions, including copiers and related supplies, communications and information systems, Industrial Products, including thermal media and semiconductors, and Other, including optical discs and digital cameras.

The following tables present certain information regarding Ricoh's operating segments and operations by geographic areas for the half years ended September 30, 2005, 2006 and for the year ended March 31, 2006. The operating results classified as discontinued operations are excluded from segment information for all period presented in accordance with SFAS No.144.

(A) OPERATING SEGMENT INFORMATION

                                                                                  Millions of Yen
                                                                ----------------------------------------------------
                                                                  Half year ended    Half year ended     Year ended
                                                                September 30, 2005 September 30, 2006 March 31, 2006
--------------------------------------------------------------------------------------------------------------------
Sales-
   Office Solutions                                                  786,281            838,090         1,637,228
   Industrial Products                                                59,703             70,581           123,200
   Other                                                              75,129             80,576           151,374
   Intersegment transaction                                           (1,244)            (2,325)           (2,564)
--------------------------------------------------------------------------------------------------------------------
   Consolidated                                                      919,869            986,922         1,909,238
====================================================================================================================
Operating Expenses-
   Office Solutions                                                  695,849            739,320         1,434,279
   Industrial Products                                                59,874             69,687           124,108
   Other                                                              74,896             78,678           148,692
   Intersegment transaction                                           (1,279)            (2,370)           (2,594)
   Unallocated expense                                                25,517             28,444            56,169
--------------------------------------------------------------------------------------------------------------------
   Consolidated                                                      854,857            913,759         1,760,654
====================================================================================================================
Operating Income-
   Office Solutions                                                   90,432             98,770           202,949
   Industrial Products                                                  (171)               894              (908)
   Other                                                                 233              1,898             2,682
   Elimination                                                            35                 45                30
   Unallocated expense                                               (25,517)           (28,444)          (56,169)
--------------------------------------------------------------------------------------------------------------------
   Consolidated                                                       65,012             73,163           148,584
====================================================================================================================
Other, net                                                             2,497              1,105             4,182
====================================================================================================================
Income from Continuing Operations before Income Taxes, Minority
  Interests and Equity in Earnings of Affiliates                      67,509             74,268           152,766
====================================================================================================================

                                                   Millions of Yen
                                 ----------------------------------------------------
                                  Half year ended    Half year ended     Year ended
                                 September 30, 2005 September 30, 2006 March 31, 2006
-------------------------------------------------------------------------------------
Total Assets-
   Office Solutions                  1,394,012          1,482,251        1,426,635
   Industrial Products                  73,231             89,724           84,565
   Other                               115,397            114,341          114,925
   Elimination                          (7,536)            (1,924)          (2,088)
   Corporate assets                    373,483            413,371          417,116
-------------------------------------------------------------------------------------
   Consolidated                      1,948,587          2,097,763        2,041,183
=====================================================================================
Expenditures for segment assets-
   Office Solutions                     51,456             34,429           90,383
   Industrial Products                   4,573              2,855            7,451
   Other                                 1,451              1,411            2,361
   Corporate assets                        684                483            1,854
-------------------------------------------------------------------------------------
   Consolidated                         58,164             39,178          102,049
=====================================================================================
Depreciation-
   Office Solutions                     26,320             29,439           57,326
   Industrial Products                   3,150              2,715            6,631
   Other                                 1,103                980            2,352
   Corporate assets                        531                604            1,156
-------------------------------------------------------------------------------------
   Consolidated                         31,104             33,738           67,465
=====================================================================================

Unallocated expense represents expenses for corporate headquarters.

Intersegment sales are not separated by operating segment because they are immaterial.

Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

(B) GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers and long-lived assets for the half years ended September 30, 2005, 2006 and for the year ended March 31, 2006 are as follows:

                                                  Millions of Yen
                                ----------------------------------------------------
                                 Half year ended    Half year ended     Year ended
                                September 30, 2005 September 30, 2006 March 31, 2006
------------------------------------------------------------------------------------
Sales-
   Japan                             477,766            492,491           966,224
   The Americas                      183,915            203,584           387,412
   Europe                            201,399            226,504           434,800
   Other                              56,789             64,343           120,802
------------------------------------------------------------------------------------
   Consolidated                      919,869            986,922         1,909,238
====================================================================================
Property, Plant and Equipment -
   Japan                             203,053            212,031           210,973
   The Americas                       17,838             17,640            18,111
   Europe                             25,247             26,749            26,783
   Other                              10,719             13,835            12,376
------------------------------------------------------------------------------------
   Consolidated                      256,857            270,255           268,243
====================================================================================

(C) ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin for the half years ended September 30, 2005, 2006 and for the year ended March 31, 2006. In addition to the disclosure requirements under SFAS No.131, "Disclosure about Segments of an Enterprise and Related Information," Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to.

                                                                                  Millions of Yen
                                                                ----------------------------------------------------
                                                                 Half year ended    Half year ended     Year ended
                                                                September 30, 2005 September 30, 2006 March 31, 2006
--------------------------------------------------------------------------------------------------------------------
Sales-
   Japan
       External customers                                             492,467            504,429          992,945
       Intersegment                                                   204,313            246,032          413,087
--------------------------------------------------------------------------------------------------------------------
          Total                                                       696,780            750,461        1,406,032
--------------------------------------------------------------------------------------------------------------------
   The Americas
       External customers                                             182,319            203,560          385,746
       Intersegment                                                     1,753              1,731            7,630
--------------------------------------------------------------------------------------------------------------------
          Total                                                       184,072            205,291          393,376
--------------------------------------------------------------------------------------------------------------------
   Europe
       External customers                                             199,569            226,823          434,304
       Intersegment                                                     2,446              1,740            4,449
--------------------------------------------------------------------------------------------------------------------
          Total                                                       202,015            228,563          438,753
--------------------------------------------------------------------------------------------------------------------
   Other
       External customers                                              45,514             52,110           96,243
       Intersegment                                                    48,019             72,402          104,045
--------------------------------------------------------------------------------------------------------------------
          Total                                                        93,533            124,512          200,288
--------------------------------------------------------------------------------------------------------------------
   Elimination of intersegment sales                                 (256,531)          (321,905)        (529,211)
--------------------------------------------------------------------------------------------------------------------
   Consolidated                                                       919,869            986,922        1,909,238
====================================================================================================================
Operating Expenses-
   Japan                                                              651,425            698,853        1,310,233
   The Americas                                                       177,607            196,341          378,108
   Europe                                                             192,048            218,977          417,341
   Other                                                               86,934            115,687          185,283
--------------------------------------------------------------------------------------------------------------------
   Elimination of intersegment sales                                 (253,157)          (316,099)        (530,311)
--------------------------------------------------------------------------------------------------------------------
   Consolidated                                                       854,857            913,759        1,760,654
====================================================================================================================
Operating Income-
   Japan                                                               45,355             51,608           95,799
   The Americas                                                         6,465              8,950           15,268
   Europe                                                               9,967              9,586           21,412
   Other                                                                6,599              8,825           15,005
--------------------------------------------------------------------------------------------------------------------
   Elimination of intersegment profit                                  (3,374)            (5,806)           1,100
--------------------------------------------------------------------------------------------------------------------
   Consolidated                                                        65,012             73,163          148,584
====================================================================================================================
Other, net                                                              2,497              1,105            4,182
====================================================================================================================
Income from Continuing Operations before Income Taxes, Minority
  Interests and Equity in Earnings of Affiliates                       67,509             74,268          152,766
====================================================================================================================
Total Assets-
   Japan                                                            1,186,255          1,257,839        1,220,780
   The Americas                                                       235,714            249,432          240,726
   Europe                                                             226,006            262,571          235,897
   Other                                                               73,123             93,698           79,102
   Elimination                                                       (145,994)          (179,148)        (152,438)
   Corporate assets                                                   373,483            413,371          417,116
--------------------------------------------------------------------------------------------------------------------
   Consolidated                                                     1,948,587          2,097,763        2,041,183
====================================================================================================================

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues for the half years ended September 30, 2005, 2006 and for the year ended March 31, 2006.

10. SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the half years ended September 30, 2005, 2006 and for the year ended March 31, 2006:

                                                 Millions of Yen
                               ----------------------------------------------------
                                Half year ended    Half year ended     Year ended
                               September 30, 2005 September 30, 2006 March 31, 2006
-----------------------------------------------------------------------------------
Research and development costs       54,962             56,529          110,385
Advertising costs                     7,802              8,240           15,732
Shipping and handling costs           7,354              9,088           16,058
-----------------------------------------------------------------------------------

11. SUBSEQUENT EVENT

Based on a resolution approved at the Board of Directors held on November 21, 2006, the Company issued the "Euro Yen Zero Coupon Convertible Bonds due 2011" on December 7, 2006.

Total principal amount of issue: Yen 55,000 million
Issue price:                     100.5%
Date of issue:                   December 7, 2006
Date of maturity:                December 7, 2011
Coupon:                          Zero
Use of proceeds:                 (1) Repayment of a portion of the Company's outstanding corporate bonds
                                 (2) Capital investments